AMBASE CORPORATION

100 Putnam Green, 3rd Floor

Greenwich, CT 06830

December 18, 2009

Via Edgar Filing	Via Edgar Filing

Mr. Daniel Gordon, Branch Chief	Ms. Kristi Marrone
Division of Corporate Finance	Division of Corporate Finance
U.S. Securities and Exchange Commission	U.S. Securities and Exchange Commission
100 F Street, NE	100 F Street, NE
Washington, DC 20545	Washington, DC 20545

Re:	Staff Comment letter dated December 4, 2009
AmBase Corporation
Form 10-K for the year ended December 31, 2008
Filed March 27, 2009
File No. 001-07265

Dear Mr. Gordon/Ms. Marrone:

Set forth below are AmBase Corporation’s (the “Company”), responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 4, 2009 (received Wednesday, December 9, 2009).

We have carefully reviewed your letter and the Staff’s comments internally and with UHY LLP, the Company’s Independent Public Accountants and Collier, Halpern, Newberg, Nolletti & Bock, LLP, the Company’s outside corporate legal counsel, and to the extent appropriate, we will expand our future filings to enhance disclosure.

For convenience of reference, all of the Staff comments are provided below, followed by the accompanying responses. References in the responses are to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Commission via EDGAR on March 27, 2009.

1.	Staff Comment – Note 8 – Incentive Plans:

“You disclose that no stock based compensation expense was recorded in 2008 and 2007, as all previously granted outstanding options vested as of January 2, 2007. In that regard, please explain to us why the table of non-vested option activity indicates that 204,000 options vested in 2008 and how these options were accounted for in your financial statements.”

Response:

With regard to footnote 8 and the Staff’s comment regarding stock based compensation expense and vesting of stock options during 2008, as indicated on the table which summarizes stock options outstanding and stock options exercisable at December 31, 2008, all Company stock options outstanding at December 31, 2008 were vested and fully exercisable as of December 31, 2008. Additionally, as indicated in your comment letter, the second paragraph following this table further explains that “no stock based compensation expense was recorded in 2008 and 2007, as all previously granted outstanding options vested as of January 2, 2007.” This statement sets forth the fact that that no stock based compensation expense was recorded in 2008 and 2007, as all stock based compensation expense had previously been recorded in the Company’s financial statements over the relevant stock option vesting periods.

With regard to the table of non-vested option activity, there were no non-vested stock options outstanding as of December 31, 2008, which is further amplified in the second sentence of the paragraph following the table which states that “[A]s of December 31, 2008 and 2007, there was no remaining unamortized compensation cost related to non-vested share-based compensation arrangements related to stock options granted under the 1993 Plan.” The 204,000 of stock options noted in the table were non-vested as of January 1, 2007 and vested during January 2007, resulting in no non-vested stock options outstanding as of December 31, 2007, as well as December 31 2008.

As indicated above, as all stock options outstanding vested as of January 2, 2007, there was no stock option expense for 2008 and as a result no stock option expense was recognized in the Company’s Consolidated Financial Statement for the year then ended.

The Staff Comment is noted and in future filings the Company will update its disclosure as necessary to reflect the Staff’s comment and ensure that non-

vested stock options and/or vested stock options noted in the summary tables are clearly reflected in the relevant vesting periods. Additionally, although there was no financial impact to the Company’s consolidated financial statements for the year ended December 31, 2008, the Company in its Annual Report on Form 10-K for the year ended December 31, 2009 will clarify that all previously granted stock options had vested as of January 2007, and that there were no non-vested stock options outstanding for the relevant periods.

2.	Staff Comment – Note 12 – Property Owned:

“We note that you included current market rents in the area and leasing values in your assessment of the fair value of your commercial office building. Please explain to us the weight given to these factors in your impairment analysis, given that the leasable portion of the building has been vacant since 2006. In that regard, please provide a more detailed description of your impairment analysis, as well as the basis for your conclusion that the property is not impaired, in your response to us and in future filings. For reference see FASB ASC 360-10-35-17.

Response:

The carrying value of the Company’s commercial office building at December 31, 2008 was $2,069,000. The Company believes the carrying value is proper, as the fair market value of the property is higher than the current carrying value, even factoring the building vacancy.

As noted, the Company occupies one floor of the office building and the remainder of the building is currently unoccupied and available for lease. This has been factored into the Company’s analysis and, even though the unoccupied space results in reduced cash flow currently from the property, the property’s fair market sales value still exceeds the current carrying value. In this analysis the Company also considers the value of the property to an owner user with an unoccupied building, versus a fully leased building at current lease rates and market cap rates.

Although the Company’s financial statement footnotes provided the conclusion as to the financial statement carrying value, with a general discussion of the methodology applied, the Company’s impairment analysis includes a comprehensive range of factors. These factors include, but are not limited to: the location of the property; property condition; current market conditions; comparable sales; new building zoning restrictions; raw land values; building construction and building operating costs; and cap rates for comparable buildings in the area.

The Company has also considered comparable raw land costs for two-thirds of an acre, together with comparable new building construction costs for a 14,500 three story masonry office building in Greenwich, CT. These costs would be in excess of the current carrying value and inherently factors in unoccupied space.

Varying degrees of weight are given each factor, but taken together and considered with current market rents in the area form the basis for the Company’s analysis of whether or not an impairment condition exists It is important to note that based on the Company’s analysis, it believes that any one of these factors taken individually supports the Company’s conclusion that no impairment condition exists, and therefore, the factors taken together provide ample evidence to support the Company’s conclusions.

The Company’s financial statements explain that the Company’s analysis of any impairment condition includes but is not limited to the following; “...current market rents in the area, leasing values, and comparable property sales, the Company believes the property’s fair market value exceeds the property’s current carrying value and; therefore, the carrying value of the property as of December 31, 2008 has not been impaired.”

The Company performs impairment tests if events or circumstances would indicate that the property’s carrying value would not be recoverable. As noted above, the carrying value of the asset does not exceed its current fair value and; therefore, the carrying value of the asset is fully recoverable by the Company.

The Staff Comment is noted and in future filings the Company will amplify its disclosure to include a more complete range of factors the Company considers in analyzing whether or not an impairment condition exists and a discussion of the weight given to the factors in the Company’s analysis. To the extent required the Company will include this additional information in its Consolidated Financial Statements. The Company will reflect the requested change.

In connection with this response, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It should be noted, as part of our filing process with the Commission, UHY LLP and Collier, Halpern, Newberg, Nolletti & Bock LLP, regularly review the Company’s other Commission filings.

If necessary, we would be pleased to discuss these matters in further detail, at your convenience. Should you have any further questions, please contact us to arrange a mutually convenient time. We can be contacted as follows:

Mr. Richard A. Bianco	Mr. John P. Ferrara
Chairman, President and	Vice President and Chief Financial Officer
Chief Executive Officer	AmBase Corporation
AmBase Corporation	or	100 Putnam Green, 3rd Floor
100 Putnam Green, 3rd Floor	Greenwich, CT 06830
Greenwich, CT 06830	Telephone: (203) 532-2054
Tel: (203) 532-2010	Fax: (203) 532-1115

Fax: (203) 532-1115

Thank you.

Sincerely,

/s/ Richard A. Bianco	/s/ John P. Ferrara
Richard A. Bianco	John P. Ferrara
Chairman, President and	Vice President and
Chief Executive Officer	Chief Financial Officer